Exhibit 4.2

DESCRIPTION OF SECURITIES REGISTERED
UNDER SECTION 12 OF THE EXCHANGE ACT OF 1934

Golden Grain Energy, LLC (the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: the Class A Membership Units (the “Class A Units”) and the Class B Membership Units (the “Class B Units”, collectively with the Class A Units, the “Units”).

The following summary of the terms of the Units of the Company is not meant to be complete and is qualified by reference to the relevant provisions of the Revised Uniform Limited Liability Company Act of the State of Iowa (the “Iowa LLC Act”), the complete text of the Company’s Articles of Organization (the “Articles of Organization”) and the complete text of the Company’s Third Amended and Restated Operating Agreement, as amended (the “Operating Agreement”). The Articles of Organization and Operating Agreement are exhibits to our Annual Report on Form 10-K, of which this Exhibit 4.1 is a part.

Authorized Limited Liability Company Units

The Company is authorized to issue an unlimited number of units. Class A Units and Class B Units have equal rights except for certain priority allocations to Class B Units in the event of a dissolution and certain rights of appointment of Directors for certain holders of Class A Units (as described further below).

Description of Units

Rights Attached to Units. Unless designated differently by the Board of Directors of the Company (the “Board of Directors”), each Unit begins with (i) a Membership Voting Interest, entitling the Unit Holder to one (1) vote and (ii) a Membership Economic Interest entitling the Unit Holder to a share of “Profits” and “Losses,” (as defined in the Operating Agreement), the right to receive distributions of the Company’s assets and the right to information concerning the business and affairs of the Company provided by the Iowa LLC Act. In the Operating Agreement, and in this Exhibit 4.1, the Membership Voting Interest and Membership Economic Interest are referred to collectively as “Membership Interest”. The Membership Voting Interests or Membership Economic Interests can be severed due to an assignment of the Units by private parties. In the event of an assignment or transfer of Units that is not recognized by the Company, the Units will only retain Membership Economic Interests.

Voting Rights. Each Unit entitles its holder to one vote for each Unit held so long as that Unit still retains its Membership Voting Interest.

Amendments to the Operating Agreement. An amendment to the Operating Agreement of the Company must be approved by the Members at a meeting. At a meeting, a quorum must be present. A quorum is present when of at least 30% of the Units with Membership Voting Interests (in person or by proxy or mail ballot) are present. To take an action after a quorum is established, a majority of the members present must approve the amendment. However, if the amendment would reduce or have the effect of reducing the voting requirements necessary to take any action under the Operating Agreement, then the affirmative vote of the proportion or number of Membership Voting Interests required under the section that is the subject of the Amendment is required to adopt that amendment. Further, the Operating Agreement cannot be amended without the consent of each Member whose limited liability or Membership Economic Interests would be adversely affected.

Act of Members. The Members can take action by a meeting where a quorum must be present. A quorum is present when of at least 30% of the Units with Membership Voting Interests (in person or by proxy or mail ballot) are present. To take an action after a quorum is established, a majority of the members present must approve the amendment, unless the section to which the action pertains to in the Operating Agreement, or the Iowa LLC Act requires a higher affirmative voting threshold.

Distribution Rights. Net Cash Flow (as defined in the Operating Agreement and determined by the Board of Directors), if any, will be distributed to the Unit Holders subject to any loan covenants or restrictions that the Company must comply with. The Board of Directors must endeavor to provide for cash distributions. In the event that the Company has an aggregate net gain on the disposition of its properties in dissolution, after the curative allocation provisions of §3.4 of the Operating Agreement, such remaining gain shall be specially allocated to the Unit Holders who hold Class B Units in proportion to such Class B units in an amount not to exceed Fifty Cents ($0.50) per Class B Unit.

Rights Upon Liquidation. Upon the winding up of the Company or the occurrence of a deemed liquidation event, the assets of the Company will first be distributed to; (a) First, to creditors (including Members and Directors who are creditors, to the extent otherwise permitted by law) in satisfaction of all of the Company’s debts and other liabilities (whether by payment or the making of reasonable provision for payment thereof), other than liabilities for which reasonable provision for payment has been made; (b) Second, to Members in satisfaction of liabilities for distributions pursuant to the Act; (c) Third, the balance, if any, to the Unit Holders in accordance with the positive balance in their Capital Accounts calculated after making the required adjustment set forth in clause (ii)(C) of the definition of Gross Asset Value in §1.10 of the Operating Agreement, after giving effect to all contributions, distributions and allocations for all periods.

Other Rights. The Units have no subscription, conversion, or preemptive rights and have no sinking fund provision.

Nomination and Election of Directors. Directors may be nominated by any Unit Holder whose Unit has a Membership Voting Interest so long as they provide the Company with written notice of their intent to make such a nomination not less than 120 days before the Date of the Company’s proxy statement is released to the Unit Holders in connection with the previous year’s annual meeting. This notice must include the information required in §5.2(c)(ii) of the Operating Agreement. Nominees for open Director positions shall be elected by a plurality of votes of the Members present at the meting at which a quorum is present (at least 30% of the Members, represented in person, by proxy or via mail ballot) so that the nominees receiving the greatest number of votes relative to the votes cast for their competitors shall be elected Directors.

Certain Class A Unit Holder Appointments

Further, each Class A Unit Holder who owned more than one million (1,000,000) or more Class A Units on or before November 15, 2005 is entitled to appoint one (1) Director, with an aggregate of up to six (6) directors appointed this way. However, they will not be entitled to elect any other directors. The holders Class A Units who owned more than one million (1,000,000) or more Class A Units on or before November 15, 2005 may transfer this right of appointment to another person or retain the right of appointment after transferring their units. Directors appointed by this method shall serve indefinitely at the pleasure of the Class A Unit Holder appointed until a successor is appointed, or until the earlier death, resignation or removal of the Director. In the event that the Class A Unit Holder with appointment rights holdings’ on or before November 15, 2005 fall below one million (1,000,000) Class A Units, their right of appointment will be terminated.

Voting Requirements for a Change- in-Control. The Directors do not have the authority to cause the Company to merge, consolidate, exchange or otherwise dispose of at one time or substantially all of the Property, except for the liquidating sale of the Property in connection with the dissolution of the Company without the consent of a majority of the holders of the Units with Membership Voting Interests.

Trading of Units. There is no established trading market for the Units. The Company has a Qualified Matching Service (“QMS”) in order to facilitate trading of the Units. The QMS consists of an electronic bulletin board that provides information to prospective sellers and buyers of the Units. The Company does not become involved in any purchase or sale negotiations arising from the QMS. In advertising the QMS, the Company does not characterize itself as being a broker or dealer or an exchange. The Company does not give advice regarding the merits or shortcomings of any particular transaction. The Company does not receive, transfer, or hold funds or securities as an incident of operating the QMS and the Company does not offer to buy or sell securities other than in compliance with the securities laws, including any applicable registration requirements. The Company has no role in effecting the transactions beyond approval, as required under the Operating Agreement and the issuance of new certificates.

Transfer Restrictions. There is a general bar on transfers of Units in the Operating Agreement of the Company except transfers (a) to the transferor’s administrator or trustee to whom such Units are transferred involuntarily by operation of law or without consideration to or in trust for descendants of a Member; (b) at any time following the date on which substantial operations of the Facilities (as defined in the Operating Agreement) commences, all or a portion of its Units to any person approved by a majority of the Directors in writing or (ii) to any other Member or to any Affiliate or Related Party of another Member or (iii) to any Affiliate or Related Party of the transferor (collectively, “Permitted Transfers”).

A Transfer of Units shall not be treated as a Permitted Transfer unless and until the Directors have approved such Transfer and the following conditions are satisfied, unless waived by the Directors:

(a)    Except in the case of a Transfer involuntarily by operation of law, the transferor and transferee must execute and deliver to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to affect such Transfer. In the case of a Transfer of Units involuntarily by operation of law, the Transfer must be confirmed by presentation to the Company of legal evidence of such Transfer, in form and substance satisfactory to counsel to the Company. In all cases, the Company shall be reimbursed by the transferor and/or transferee for all costs and expenses that it reasonably incurs in connection with such Transfer.

(b)     The transferor and transferee shall furnish the Company with the transferee’s taxpayer identification number, sufficient information to determine the transferee’s initial tax basis in the Units transferred, and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns.

(c)     Except in the case of a Transfer of any Units involuntarily by operation of law, either (i) such Units shall be registered under the Securities Act, and any applicable state securities laws, or (ii) the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Directors, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the Transfer of securities.

(d)     Except in the case of a Transfer of Units involuntarily by operation of law, the transferor shall provide an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to the Directors, to the effect that such Transfer will not cause the Company to be deemed to be an “investment company” under the Investment Company Act of 1940.

(e)     Unless otherwise approved by the Directors and a 75% majority in interest of the Members, no Transfer of Units shall be made except upon terms which would not, in the opinion of counsel chosen by and mutually acceptable to the Directors and the transferor Member, result in the termination of the Company within the meaning of §708 of the Internal Revenue Code (the “Code) or cause the application of the rules of §168(g)(1)(B) and §168(h) of the Code or similar rules to apply to the Company. If the immediate Transfer of such Unit would, in the opinion of such counsel, cause a termination within the meaning of §708 of the Code, then if, in the opinion of such counsel, the following action would not precipitate such termination, the transferor Member shall be entitled to (or required, as the case may be) (i) immediately Transfer only that portion of its Units as may, in the opinion of such counsel, be transferred without causing such a termination and (ii) enter into an agreement to Transfer the remainder of its Units, in one or more Transfers, at the earliest date or dates on which such Transfer or Transfers may be effected without causing such termination. The purchase price for the Units shall be allocated between the immediate Transfer and the deferred Transfer or Transfers pro rata on the basis of the percentage of the aggregate Units being transferred, each portion to be payable when the respective Transfer is consummated, unless otherwise agreed by the parties to the Transfer. In the case of a Transfer by one Member to another Member, the deferred purchase price shall be deposited in an interest-bearing escrow account unless another method of securing the payment thereof is agreed upon by the transferor Member and the transferee Member(s).

(f)     No Member may sell all or any portion of its Units after a Dissolution Event (as defined in the Operating Agreement) has occurred.

(g)     No Person shall Transfer any Unit if, in the determination of the Directors, such Transfer would cause the Company to be treated as a “publicly traded partnership” within the meaning of §7704(b) of the Code.

(f)     Except in the case of a Transfer of Units involuntarily by operation of law or a transfer without consideration to or in trust for descendants of a Member, Units may not be transferred in amounts less than the minimum number of Units that may be transferred in any one transaction as determined by the Directors pursuant to §5.4(p).

Certain Provisions of Our Certificate of Organization and Operating Agreement

Board of Directors. The Company is managed by a Board of Directors. If a Director has been appointed pursuant to a Class A Unit Holder who held at least one million (1,000,000) Class A Units on or before November 15, 2005, their term is held to be in indefinite, at the pleasure of the appointing Class A Unit Holder until their earlier death, resignation or removal. All other Directors’ terms last for a period of three (3) years which are staggered into three classes, Group I, Group II and Group III.